SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Biota Pharmaceuticals, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

090694100

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 090694100	13G	Page 2 of 9 Pages

1.	Names of Reporting Persons Landon T. Clay
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 27,488
	6.	Shared Voting Power 3,164,017
	7.	Sole Dispositive Power 27,488
	8.	Shared Dispositive Power 3,164,017

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,191,505
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 11.3%
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 090694100	13G	Page 3 of 9 Pages

1.	Names of Reporting Persons East Hill Hedge Fund, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (See Instructions) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,515,629
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,515,629
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,515,629
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐ (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 5.4%
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 090694100	13G	Page 4 of 9 Pages

Item 1(a).   Name of Issuer

Biota Pharmaceuticals, Inc. (“Biota”)

Item 1(b).   Address of Issuer’s Principal Executive Offices

12270 Wilkins Avenue, Rockland, Maryland 20852

Item 2(a).   Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(1)	East Hill Hedge Fund, LLC (“EHHC”)

(2)	Landon T. Clay (as managing member of East Hill Holding Company, LLC (“EHHC”) which in turn is the managing member of each of East Hill Management Company, LLC (“EHM”) and East Hill Advisors, LLC, (“EHA”); EHM is the investment adviser to various individual clients including EHHC and EHA is the general partner of various venture capital limited partnerships which own shares of the Issuer

Item 2(b).   Address of Principal Offices or, if None, Residence

The address of each Reporting Person is:

c/o East Hill Management Company, LLC

10 Memorial Boulevard, Suite 902

Providence, RI 02903

Item 2(c).   Citizenship

EHHF is a Delaware limited liability company

Landon T. Clay is a United States citizen

Item 2(d).   Title of Class of Securities

Common Stock

Item 2(e).   CUSIP Number

   090694100

Item 3.         If the statement is being filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the filing person is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No. 090694100	13G	Page 5 of 9 Pages

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section
3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______________________________

Item 4.         Ownership

(a)  Amount beneficially owned:

EHHF beneficially owns 1,515,629 shares of Common Stock of the Issuer.

In his positions with EHHC, EHM, EHA and EHHF described in Item 2(a) above, Mr. Landon T. Clay may also be deemed to beneficially own (and have shared voting and dispositive power over) the 3,164,017 shares of Common Stock beneficially owned by EHHC, EHM, EHA and EHHF but he disclaims such beneficial ownership.

(b)  Percent of class:

EHHF beneficially owns approximately 5.4% of the Issuer’s Common Stock.

Landon T. Clay beneficially owns 11.3% of the Issuer’s Common Stock. Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by EHHF that may, under applicable regulatory definitions, be deemed to be beneficially owned Landon T. Clay.

The percentages of beneficial ownership reported in this Schedule 13G/A are based on 28,352,329 shares of Common Stock of the Issuer outstanding as of January 31, 2013 according to the Issuer’s Form 10-Q for the quarter ended December 31, 2012, filed February 11, 2013 with the Securities and Exchange Commission, such number of shares having been provided by the Issuer to the Reporting Persons upon their request.

(c)  Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote:

	EHHF	1,515,629

	Landon T. Clay:	27,488

(ii)	Shared power to vote or direct the vote:

	EHHF	0

	Landon T. Clay:	3,164,017

CUSIP No. 090694100	13G	Page 6 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of:

	EHHF	1,515,629

	Landon T. Clay:	27,488
(iv)	Shared power to dispose or to direct the disposition of:

	EHHF	0

	Landon T. Clay:	3,164,017

Reference is made to Item 4(a) above as to the Issuer’s Common Stock beneficially owned by EHHF that may, under applicable regulatory definitions, be deemed to be beneficially owned by EHHC, EHA, and Landon T. Clay.

Item 5.        Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person

Pursuant to information set forth in its Form 10-Q for the quarter ended December 31, 2012 filed February 11, 2013 with the Securities and Exchange Commission, 28,352,229 shares of Biota’s Common Stock were outstanding as of January 31, 2013. Mr. Clay is the managing member of East Hill Holding Company, LLC (“EHHC”), which is the managing member of each of East Hill Management Company, LLC (“EHM”) and East Hill Advisors, LLC (“EHA”). EHM is registered as an investment adviser with the Securities and Exchange Commission. EHM has eight (8) investment advisory clients, including East Hill Hedge Fund, LLC (“EHHF”) each of which own shares of Biota (the “Clients”). EHHC, EHM, EHA and EHHF are each Delaware limited liability companies. EHA is the general partner of various venture capital limited partnerships which own shares of Biota. These venture capital limited partnerships are East Hill University Spinouts Fund I, LP, East Hill University Spinouts Fund II, LP, East Hill University Spinouts Fund III, LP, East Hill University Spinouts Fund IV, LP, East Hill University Spinouts Fund V, LP, East Hill University Spinouts Fund VI, LP, East Hill University Spinouts Fund V(b), LP, and East Hill Venture Fund, LP, each a Delaware limited partnership (collectively, the “Funds”). As a result of such relationships, Landon T. Clay may be deemed to beneficially own an aggregate of 3,191,505 shares of Biota Common Stock which constitutes 11.3% of such class of securities. This total includes (i) 27,488 shares held directly by Mr. Clay, (ii) an aggregate of 280,594 shares of Common Stock held by the Funds, (iii) and aggregate of 2,783,892 shares held by the Clients of which EHHF holds 1,515,629 shares, and (iv) 99,531 shares held by EHM. Landon T. Clay disclaims beneficial ownership of the shares of Biota Common Stock held by the Funds and the Clients.

Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 090694100	13G	Page 7 of 9 Pages

Item 8.         Identification and Classification of Members of the Group

Not applicable.

Item 9.         Notice of Dissolution of Group

Not applicable.

Item 10.      Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 090694100	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

LANDON T. CLAY

/s/ Landon T. Clay
Landon T. Clay, Individually and as Managing Member of East Hill Holding Company, LLC

EAST HILL HEDGE FUND, LLC

By:	East Hill Advisors, LLC, its General Partner
By:	East Hill Holding Company, LLC, its managing member

By:	/s/ Landon T. Clay
Landon T. Clay, Managing Member

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 090694100	13G	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit	Description

1*	Agreement regarding the joint filing of this statement

*Filed previously.